Exhibit 99.1

April 10, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FIRST QUARTER 2014 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced first quarter ("Q1") production results at its two wholly-owned Mexican silver mining operations, Guanajuato and Topia.

First Quarter 2014 Operations Highlights (Compared to First Quarter 2013)
  Ore processed grew 4% to 72,631 tonnes;
  Metal production increased 10% to 667,349 silver equivalent ounces (“Ag eq oz”);
  Silver production was consistent at 370,668 silver ounces (“Ag oz”);
  Gold production rose 17% to 3,666 gold ounces (“Au oz”); and
  Topia metal production increased 24% to a record 258,407 Ag eq oz.
“While we generated a 10% increase in overall metal production over the first quarter 2013, disruptions at Guanajuato had a negative impact on our overall production results”, stated Robert Archer, President and CEO. “As noted in our 2013 earnings release in March, it was anticipated that the first quarter of 2014 would see lower metal production and higher cash costs than in the fourth quarter of 2013, due to mining from lower grade zones, periodic illegal mining activities and the illegal occupation of our facilities in early March.”

“The impact of the illegal occupation was not as disruptive as it could have been thanks to the involvement of the authorties and the exceptional support of our employees to quickly restore operations to a normal level”, added Mr. Archer. “We have subsequently increased our underground development programs at Guanajuato to make up for the delay, and San Ignacio development remains on track for the start of commercial production this quarter, such that our overall production guidance for the year remains unchanged.”

Consolidated Q1 Operations Summary	Q1 2014	Q1 2013	Change	Q1 2014	Q4 2013	Change
Ore processed (tonnes milled)	72,631	69,540	4%	72,631	69,601	4%
Silver equivalent ounce production 1	667,349	607,501	10%	667,349	763,881	(13)%
Silver ounce production	370,668	369,624	0%	370,668	484,936	(24)%
Gold ounce production	3,666	3,144	17%	3,666	3,880	(6)%
Lead production (tonnes)	308	286	8%	308	286	8%
Zinc production (tonnes)	431	449	(4)%	431	402	7%
Total underground development (m)	3,878	4,123	(6)%	3,878	4,036	(4)%
Underground diamond drilling (m)	4,172	7,540	(45)%	4,172	2,314	80%

1   Silver equivalent ounces for 2014 are established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Page - 2

Guanajuato Mine Complex

For the first quarter, the Guanajuato operation processed 55,280 tonnes, up 5% compared to the same period in 2013. Ore grades were 128 grams/tonne (“g/t”) Ag and 2.19g/t Au. Metal production included 199,059 Ag oz and 3,498 Au oz, or 408,942 Ag eq oz, which represented an increase of 2% over the same period in 2013.

Guanajuato Q1 Operations Summary	Q1 2014	Q1 2013	Change	Q1 2014	Q4 2013	Change
Ore processed (tonnes milled)	55,280	52,545	5%	55,280	55,547	0%
Silver equivalent ounce production 1	408,942	399,417	2%	408,942	555,933	(26)%
Silver ounce production	199,059	222,906	(11)%	199,059	330,949	(40)%
Gold ounce production	3,498	2,942	19%	3,498	3,750	(7)%

Ag grade (g/t)	128	148	(13)%	128	202	(37)%
Au grade (g/t)	2.19	1.93	13%	2.19	2.26	(3)%
Ag recovery (%)	87.3%	89.2%	(2)%	87.3%	91.7%	(5)%
Au recovery (%)	90.1%	90.2%	0%	90.1%	92.9%	(3)%
Total underground development (m)	1,891	1,867	1%	1,891	1,579	20%
Underground diamond drilling (m)	3,532	7,134	(50)%	3,532	1,658	113%

1 Silver equivalent ounces for 2014 are established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

The first quarter of 2014 saw lower metal production at Guanajuato compared to the fourth quarter of 2013 as production was generated from lower silver grade ore. In addition, disruptions from illegal mining activities and the temporary shutdown of the operations impacted production.

Metal production at Guanajuato originated mainly from the gold-rich Santa Margarita mine followed by Cata and Los Pozos. Pre-production mill feed from San Ignacio development ore contributed somewhat to overall production.

For the quarter, plant metallurgical performance recorded a slight decline from both the first and fourth quarters of 2013 with metal recoveries of 87.3% for silver and 90.1% for gold, primarily due to processing lower grade ore.

Underground development at Guanajuato was consistent compared to the same period in 2013 but was 20% higher than in the fourth quarter of 2013. Underground development was increased in order to maintain the Company’s ability to meet annual production targets.  Successful exploration development was conducted on the 465 level of the Cata mine with encouraging high grade values on the Alto 4 vein.

Exploration drilling at Guanajuato increased 113% over the fourth quarter of 2013 to 3,532 metres. Two thirds of the diamond drilling was at Valenciana, targeting the main Veta Madre vein and both the hanging wall and footwall vein systems. In addition, infill drilling was conducted at Guanajuatito between the 245 and 265 metre levels. This drilling is being conducted to upgrade the resource and guide mine planning by increasing confidence in the ore grade distribution.

The Cata shaft rehabilitation program is progressing as planned and has no effect on ore hoisting operations.

Page - 3

Topia Mine

For the first quarter, ore processed at Topia increased 2% to a record 17,351 tonnes compared to the same period in 2013. Ore grades were 344g/t Ag, 0.56g/t Au, 1.90% lead (“Pb”) and 2.70% zinc (“Zn”). Metal production included 171,609 Ag oz, 168 Au oz, 308 Pb tonnes and 431 Zn tonnes. Total metal production was a record 258,407 Ag eq oz which is 24% higher than the same period in 2013. The increase was primarily a function of improved grades over the first quarter of 2013. Silver grades alone improved 15%.

Plant metallurgical performance was 89.4% for silver, 53.8% for gold, 93.4% for lead and 91.9% for zinc.

Topia Q1 Operations Summary	Q1 2014	Q1 2013	Change	Q1 2014	Q4 2013	Change
Ore processed (tonnes milled)	17,351	16,995	2%	17,351	14,054	23%
Silver equivalent ounce production 1	258,407	208,084	24%	258,407	207,948	24%
Silver ounce production	171,609	146,718	17%	171,609	153,988	11%
Gold ounce production	168	202	(17)%	168	131	28%
Lead production (tonnes)	308	286	8%	308	286	8%
Zinc production (tonnes)	431	449	(4)%	431	402	7%

Ag grade (g/t)	344	300	15%	344	376	(9)%
Au grade (g/t)	0.56	0.65	(14)%	0.56	0.49	13%
Ag recovery (%)	89.4%	89.4%	0%	89.4%	90.6%	(1)%
Au recovery (%)	53.8%	56.6%	(5)%	53.8%	58.6%	(8)%
Total underground development (m)	1,987	2,256	(12)%	1,987	2,456	(19)%
Underground diamond drilling (m)	641	406	58%	641	657	(2)%

1 Silver equivalent ounces for 2014 are established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

The Argentina, El Rosario and San Gregorio mines were the primary sources of improved silver grades and the increase in silver ounce production. Mining continues to be focused in areas with consistently higher grade and better vein widths.

Various process optimization measures have been implemented at the processing plant and others are underway. Crushing capacity increased 48% as a result of the new cone crusher installed late last year. It is expected that the reduction of ore feed size at the mill will improve recoveries and decrease milling costs.

San Ignacio Project

For the first quarter, pre-production development at San Ignacio delivered 8,037 tonnes that were milled at the Guanajuato plant at ore grades of 103g/t Ag and 2.47g/t Au. Metal production included 20,674 Ag oz and 530 Au oz, or 52,447 Ag eq oz.

Pre-production exploration crosscuts and development on the Intermediate vein and, to a lesser degree on the Melladito vein, are ongoing. The ramp has reached the 2300 metre level (above mean sea level)) where initial production will commence following the development of the access drift and stopes. Anticipated production of 100 tonnes per day by the end of June is on schedule.

Page - 4

Ancillary surface infrastructure at San Ignacio was further upgraded by finalizing the electrical substation. This has improved the underground air and power supply resulting in higher efficiency for the drilling equipment. In addition, the waste dump was completed and a mechanical services workshop is under construction.

El Horcon

At this time, plans for El Horcon are limited to applying for the necessary government permits to allow further exploration and development. This project has the potential to be another satellite mine to the Company’s Guanajuato operation, leveraging excess capacity at its Cata processing plant.

Outlook

The Company is maintaining its guidance of approximately 10% growth in production in 2014 to 3.1 to 3.2 million Ag eq oz. The Company is also maintaining its 2014 cost guidance of:

2014 Production and Cash Cost Guidance	2013 Actual	2014 Guidance Range
Total Silver Equivalent Ounces	2,840,844	3,100,000 - 3,200,000
Consolidated cash costs per silver payable ounce (US) 1	$ 13.45	$ 11.00 – $ 12.00
Consolidated All-in sustaining costs per silver payable ounce (US) 2	N/A	$ 17.50 – $ 19.50
Consolidated All-in costs per silver payable ounce (US) 3	N/A	$ 20.00 – $ 21.00

1 "Cash cost per silver ounce" is a non-IFRS measure. Refer to the "Non-IFRS measures" section of this Press Release and to the Company's MD&A for a complete definition and reconciliation to the Company's financial statements.
2 "All-in sustaining cost per silver ounce" is a non-IFRS measure which the Company intends to commence disclosing in the first quarter of 2014.
3 "All-in cost per silver ounce" is a non-IFRS measure which the Company intends to commence disclosing in the first quarter of 2014.

The Company anticipates the start of commercial production at San Ignacio before the end of the second quarter at a rate of approximately 100 tonnes per day.  As development increases, output will be gradually ramped up to approximately 250 tonnes per day by year end.
With silver and gold prices remaining at relatively low levels, management will continue to look for ways to reduce costs and improve operational efficiencies and grade control. However, both Guanajuato and Topia have complex geology and the measures taken to mitigate this grade variability cannot serve to completely eliminate this factor.

Exploration drilling at Guanajuato will focus on upgrading mineral resource estimates at Valenciana, Cata, San Cayetano, Guanajuatito and Los Pozos before the end of the year.

Exploration drilling at San Ignacio will focus on expanding and upgrading the mineral resource at the Intermediate, Melladito and Nombre de Dios zones in areas adjacent to the ramp development in the second and third quarters.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & CEO 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

Page - 5

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia. Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa. The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.